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                                  SHEPARD INC.
                           318 - 470 GRANVILLE STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6C 2B3

                            TELEPHONE: (604) 719-8129
                            FACSIMILE: (604) 688-8872

VIA FAX:  202-772-9204

November 7, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20005

Attention:  Anita Karu

Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Thursday, November 10, 2005 at 3:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

         Yours truly,

         /s/ Glen Macdonald

         Shepard Inc.

         Glen Macdonald, Director